Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2017

Highlights

For the three months ended December 31, 2017, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated quarterly total revenues of $61.6 million, operating income of $25.0 million and net income of $18.6 million.

•	Generated quarterly Adjusted EBITDA of $45.1 million.[1]

•	Generated quarterly distributable cash flow of $21.5 million.[1]

•	Reported a distribution coverage ratio of 1.19.[2]

•	Fleet operated with 98.5% utilization for scheduled operations[3] and 95.5% utilization taking into account the scheduled drydocking and repair of the Carmen Knutsen, which was offhire for the entire quarter.

Other events:

•	On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering. In connection with the offering, the Partnership’s general partner (the “General Partner”) contributed a total of $1.2 million in order to maintain its 1.85% general partner interest in the Partnership. The total net proceeds from the offering and the related General Partner’s contribution were $66.0 million.

•	On November 8, 2017, the Partnership entered into a $100 million loan agreement to refinance the credit facility secured by the Torill Knutsen.

•	On December 15, 2017, the Partnership completed the acquisition from Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) of the entity that owns the Brasil Knutsen.

•	On January 15, 2018, the Partnership declared a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2017, which was paid on February 15, 2018 to all common unitholders of record as of the close of business on February 2, 2018. On January 15, 2018, the Partnership also declared a cash distribution payable to Series A Preferred Unitholders with respect to the quarter ended December 31, 2017 in an aggregate amount equal to $1.8 million which was paid on February 15, 2018.

•	On February 20, 2018, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement with Knutsen NYK to acquire KNOT Shuttle Tankers 30 AS (“KNOT 30”), the company that owns the shuttle tanker, Anna Knutsen, from Knutsen NYK (the “Anna Acquisition”). The Partnership expects the Anna Acquisition to close by March 1, 2018, subject to customary closing conditions.

Financial Results Overview

Total revenues were $61.6 million for the three months ended December 31, 2017 (the “fourth quarter”) compared to $58.2 million for the three months ended September 30, 2017 (the “third quarter”). The increase in revenues was mainly due to a full quarter of earnings from the Lena Knutsen, as she was included in the results of operations from September 29, 2017 and 15 days of earnings from the Brasil Knutsen, as she was included in the results of operations from December 15, 2017. The increase was partly offset by reduced revenues from the Carmen Knutsen as a result of its scheduled drydocking and subsequent propeller repairs which led to further offhire in the fourth quarter. The Partnership has filed a loss of hire insurance claim for the offhire caused by the repairs and recorded $1.8 million as loss of hire insurance recoveries after taking into account the 14-day deductible for the offhire and an additional deductible for 4 days of offhire due to the fact that the vessel was required to go to another yard to complete the repairs.

[1]	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.
[2]	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.
[3]	Reflects 35.0 days of offhire for the Carmen Knutsen in the three months ended December 31, 2017 which is expected to be reimbursed by the Partnership’s loss of hire insurance.

Vessel operating expenses for the fourth quarter of 2017 were $15.2 million, an increase of $3.3 million from $11.8 million in the third quarter of 2017. The increase was mainly due to the Lena Knutsen and Brasil Knutsen being included in the results of operations from September 29, 2017 and December 15, 2017, respectively and $0.6 million bunkers consumption in connection with the drydocking of the Carmen Knutsen. The Partnership also expensed $2.3 million in repair costs for the Carmen Knutsen which is expected to be covered by insurance less a deductible of $150,000.

General and administrative expenses of $1.3 million in the fourth quarter were unchanged from the third quarter.

Depreciation was $20.1 million for the fourth quarter, an increase of $1.7 million from $18.4 million, mainly due to the Lena Knutsen and the Brasil Knutsen being included in operations from September 29, 2017 and December 15, 2017 respectively.

As a result, operating income for the fourth quarter of 2017 was $25.0 million compared to $26.7 million in the third quarter of 2017.

Interest expense for the fourth quarter of 2017 was $9.2 million, compared to $8.0 million for the third quarter of 2017. The increase was mainly due to the additional debt incurred in connection with the acquisitions of the Lena Knutsen and the Brasil Knutsen.

Realized and unrealized gain on derivative instruments was $3.0 million in the fourth quarter of 2017, compared to gain of $2.8 million in the third quarter of 2017. The unrealized non-cash element of the mark-to-market gain was $3.8 million for the three months ended December 31, 2017 compared to the unrealized non-cash element of the mark-to-market gain of $2.9 million for the three months ended September 30, 2017. Of the unrealized gain for the fourth quarter of 2017, $4.6 million related to mark-to-market gains on interest rate swaps due to an increase in swap rate during the quarter, and an unrealized loss of $0.8 million related to foreign exchange contracts due to the strength of the U.S Dollar against the Norwegian Kroner (NOK). Of the unrealized gain for the third quarter of 2017, $1.2 million related to mark-to-market gains on interest rate swaps due to an increase in swap rate during the quarter, and an unrealized gain of $1.6 million related to foreign exchange contracts due to the strength of the NOK against the U.S Dollar.

As a result, net income for the fourth quarter of 2017 was $18.6 million compared to $21.1 million for the third quarter of 2017.

Net income for the fourth quarter of 2017 decreased by $0.9 million from net income of $19.5 million for the three months ended December 31, 2016. The operating income for the fourth quarter of 2017 increased by $3.4 million compared to the fourth quarter of 2016, mainly due to increased earnings from the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen and the Brasil Knutsen being included in the Partnership’s results of operations from December 1, 2016, March 1, 2017, June 1, 2017, September 29, 2017 and December 15, 2017, respectively. Total finance expense for the three months ended December 31, 2017 increased by $4.3 million compared to the fourth quarter of 2016, mainly due to additional debt due to the acquisitions of the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen and the Brasil Knutsen and higher LIBOR margin. This was partially offset by changes in unrealized gain and loss on derivative instruments.

Distributable cash flow was $21.5 million for the fourth quarter of 2017, compared to $24.0 million for the third quarter of 2017. The decrease in distributable cash flow is mainly due to reduced earnings on the Carmen Knutsen as a result of its offhire due to drydocking and repairs. The distribution declared for the fourth quarter of 2017 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special survey drydocking. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the vessel went to a different yard to complete the repair. Repairs were completed and the vessel was back on hire on January 1, 2018.

The additional offhire and technical costs are subject to an insurance claim. Under its loss of hire insurance policies, the Partnership’s insurer is expected to pay the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the vessel was offhire. All of the Partnership’s vessels under time charter have such loss of hire insurance to mitigate the loss of revenues as well as hull & machinery insurance to cover repair costs. The Partnership’s four vessels under bareboat charter are insured by each charterer at their cost and carry no offhire risk as there are no offhire provisions in these contracts.

Financing and Liquidity

As of December 31, 2017, the Partnership had $81.1 million in available liquidity, which consisted of cash and cash equivalents of $46.1 million and $35.0 million of capacity under its revolving credit facilities. The revolving credit facilities mature in June and August 2019. The Partnership’s total interest-bearing debt outstanding as of December 31, 2017 was $1,033.3 million ($1,026.6 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended December 31, 2017 was approximately 2.3% over LIBOR.

As of December 31, 2017, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $30.0 million against the NOK at an average exchange rate of NOK 8.33 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of December 31, 2017, the Partnership had entered into various interest rate swap agreements for a total notional amount of $650.5 million to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2017, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.69% under its interest rate swap agreements, which have an average maturity of approximately 4.5 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2017, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $294.7 million based on total interest bearing debt outstanding of $1,033.3 million, less interest rate swaps of $650.5 million, less a 3.85% fixed rate export credit loan of $42.0 million and less cash and cash equivalents of $46.1 million. The Partnership’s outstanding interest bearing debt of $1,033.3 million as of December 31, 2017 is repayable as follows:4

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
2018	$76,749	$86,677
2019	61,158	262,678
2020	50,337	—
2021	50,937	70,811
2022	38,662	179,411
2023 and thereafter	54,010	101,901

Total	$331,853	$701,478

[4]	Does not take into account the new repayment profile of the Torill Knutsen refinancing discussed below.

Distributions

On November 15, 2017, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended September 30, 2017. The total amount of the distribution was $16.5 million. On November 15, 2017, the Partnership also paid a distribution to Series A Preferred Unitholders with respect to the quarter ended September 30, 2017 in an aggregate amount equal to $1.8 million On January 15, 2018, the Partnership declared a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2017, which was paid on February 15, 2018 to all common unitholders of record as of the close of business on February 2, 2018. On January 15, 2018, the Partnership also declared a cash distribution payable to Series A Preferred Unitholders with respect to the quarter ended December 31, 2017 in an aggregate amount equal to $1.8 million which was paid on February 15, 2018.

Common Unit Offering

On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering. In connection with the offering, the General Partner contributed a total of $1.2 million in order to maintain its 1.85% general partner interest in the Partnership. The total net proceeds from the offering and the contribution were $66.0 million. The net proceeds were used to acquire the shuttle tanker Brasil Knutsen and repay amounts drawn under the revolving credit facility.

Torill Knutsen Refinancing

On January 30, 2018, the Partnership’s subsidiary, KNOT Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, closed a new $100 million senior secured term loan facility (the “New Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The New Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The New Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in 2024 and is guaranteed by the Partnership. The New Torill Facility refinanced a $73.1 million loan facility associated with the Torill Knutsen that bore interest at a rate of LIBOR plus 2.5% and was due to be paid in full in November 2018.

Acquisition of Brasil Knutsen

On December 15, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 32 AS (“KNOT 32”), the company that owns the shuttle tanker, Brasil Knutsen, from Knutsen NYK (the “Brasil Acquisition”). The purchase price of the Brasil Acquisition was $96.0 million, less $59.0 million of outstanding indebtedness related to the Brasil Knutsen, less approximately $35.2 million for a loan owed by KNOT 32 to Knutsen NYK (the “Company Liquidity Loan”), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen, plus $3.4 million of post-closing adjustments for working capital. On the closing of the Brasil Acquisition, KNOT 32 repaid the Company Liquidity Loan in full. The purchase price was settled in cash.

KNOT 32 is the borrower under the Brasil Facility, a loan facility secured by a vessel mortgage on the Brasil Knutsen. The Brasil Facility is guaranteed by the Partnership. The Brasil Facility is repayable in quarterly installments with a final balloon payment of $40.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%.

The Brasil Knutsen was delivered in May 2013 and is operating in Brazil under a time charter with Galp Sinopec Brazil Services B.V., which will expire in the third quarter of 2022. The charterer has options to extend the charter for two three-year periods.

The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Brasil Acquisition. The conflicts committee retained an outside financial advisor to assist with its evaluation of the acquisition and the purchase price offered by Knutsen NYK.

Pending Acquisition of Anna Knutsen

On February 20, 2018, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement to acquire KNOT 30, the company that owns the shuttle tanker, Anna Knutsen, from Knutsen NYK. The Partnership expects the Anna Acquisition to close by March 1, 2018, subject to customary closing conditions. The purchase price of the Anna Acquisition is $120.0 million, less approximately $106.8 million of outstanding indebtedness related to the Anna Knutsen and plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsen. On the closing of the Anna Acquisition, KNOT 30 will repay approximately $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel (the “Anna Facility”). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The purchase price will be settled in cash and will be subject to certain post-closing adjustments for working capital and interest rate swaps.

The Anna Knutsen was delivered in March 2017 and is operating in Brazil under a time charter with Galp Sinopec Brazil Services B.V., which will expire in the second quarter of 2022. The charterer has options to extend the charter for two three-year periods.

The Board and the Conflicts Committee have approved the purchase price of the Anna Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the Anna Acquisition.

Outlook

The Partnership expects its earnings for the first quarter of 2018 to be higher than its earnings for the fourth quarter of 2017, as there is no scheduled offhire for any vessel in the fleet. In addition, the Partnership expects to receive full quarterly earnings from the Brasil Knutsen and approximately one month of earnings from the Anna Knutsen, subject to closing of the Anna Acquisition on March 1, 2018. The Brasil Knutsen is due for her planned 5-year special survey drydocking in the second quarter of 2018 and is expected to undergo drydocking in Europe and incur offhire of approximately 50-55 days, including mobilization back and forth to Brazil. The Hilda Knutsen is due for her 5-year special survey drydocking in the third quarter of 2018 and the Torill Knutsen and the Ingrid Knutsen are due for their 5-year special survey drydocking in the fourth quarter of 2018. These vessels are operating in the North Sea and will undergo drydocking in Europe, and are expected to incur offhire of approximately 18-20 days per vessel.

As of December 31, 2017, the Partnership’s fleet of fifteen vessels had an average remaining fixed contract duration of 4.2 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.6 years on average.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that there will be and is significant growth in demand for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of fifteen offshore shuttle tankers with an average age of 4.7 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, February 21, 2018 at noon (Eastern Time) to discuss the results for the fourth quarter of 2017, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

February 20, 2018

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year ended December 31.
(U.S. Dollars in thousands)	December 31, 2017	September 30, 2017	December 31, 2016	2017	2016
Time charter and bareboat revenues (1)	$59,247	$57,970	$44,798	$212,501	$172,878
Loss of hire insurance recoveries	1,750	—	—	5,176	—
Other income (2)	592	247	197	1,526	793

Total revenues	61,589	58,217	44,995	219,203	173,671

Vessel operating expenses	15,172	11,828	7,693	46,709	30,903
Depreciation	20,079	18,379	14,505	71,583	56,230
General and administrative expenses	1,308	1,285	1,207	5,555	4,371

Total operating expenses	36,559	31,492	23,405	123,847	91,504

Operating income	25,030	26,725	21,590	95,356	82,167

Finance income (expense):
Interest income	101	68	15	248	24
Interest expense	(9,208)	(8,040)	(5,654)	(30,714)	(20,867)
Other finance expense	(450)	(327)	(395)	(1,406)	(1,311)
Realized and unrealized gain (loss) on derivative instruments (3)	3,015	2,832	3,960	4,831	1,213
Net gain (loss) on foreign currency transactions	128	(176)	(35)	(266)	(139)

Total finance expense	(6,414)	(5,643)	(2,109)	(27,307)	(21,080)

Income before income taxes	18,616	21,082	19,481	68,049	61,087
Income tax benefit (expense)	24	(3)	24	16	15

Net income	18,640	21,079	19,505	68,065	61,102

Weighted average units outstanding (in thousands of units):
Common units (4)	31,422	29,694	27,194	30,068	23,917
Subordinated units (4)	—	—	—	—	3,277
General Partner units	591	559	559	567	559

(1)	Time charter revenues for the fourth and third quarter of 2017 and fourth quarter of 2016 include a non-cash item of approximately $0.7 million, $0.7 million, and $1.0 million, respectively, in reversal of contract liability provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.
(2)	Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.

(3)	Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	December 31, 2017	September 30, 2017	December 31, 2016	2017	2016
Realized gain (loss):
Interest rate swap contracts	$(764)	$(469)	$(1,039)	$(2,840)	$(3,886)
Foreign exchange forward contracts	—	446	534	280	66
Total realized gain (loss):	(764)	(23)	(505)	(2,560)	(3,820)

Unrealized gain (loss):
Interest rate swap contracts	4,566	1,223	7,376	5,514	4,254
Foreign exchange forward contracts	(787)	1,632	(2,911)	1,877	779
Total unrealized gain (loss):	3,779	2,855	4,465	7,391	5,033

Total realized and unrealized gain (loss) on derivative instruments:	$3,015	$2,832	$3,960	$4,831	$1,213

(4)	On May 18, 2016, all subordinated units converted into common units on a one-for-one basis.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At December 31, 2017	At December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$46,104	$27,664
Amounts due from related parties	571	150
Inventories	2,241	1,176
Derivative assets	1,579	—
Other current assets	5,610	2,089

Total current assets	56,105	31,079

Long-term assets:
Vessels, net of accumulated depreciation	1,723,023	1,256,889
Intangible assets, net	2,497	—
Derivative assets	9,850	3,154
Accrued income	1,693	1,153

Total assets	$1,793,168	$1,292,275

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$5,224	$2,221
Accrued expenses	6,504	3,368
Current portion of long-term debt	92,985	58,984
Current portion of derivative liabilities	978	3,304
Income taxes payable	175	190
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	9,980	7,218
Amount due to related parties	5,450	834

Total current liabilities	122,814	77,637

Long-term liabilities:
Long-term debt	933,630	657,662
Long-term debt from related parties	—	25,000
Derivative liabilities	164	285
Contract liabilities	6,722	8,239
Deferred tax liabilities	624	685
Other long-term liabilities	—	1,057

Total long-term liabilities	941,140	692,928

Total liabilities	1,063,954	770,565

Commitments and contingencies
Series A Convertible Preferred Units	89,264	—
Equity:
Partners’ capital:
Common unitholders	628,471	511,413
General partner interest	11,479	10,297

Total partners’ capital	639,950	521,710

Total liabilities and equity	$1,793,168	$1,292,275

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital
(U.S. Dollars in thousands)	Common Units	Subordinated Units	General Partner Units	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
Consolidated balance at December 31, 2014	$307,544	$103,680	$8,141	$—	$419,365	$—
Net income	25,038	14,637	767	—	40,442	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(33,179)	(19,159)	(1,032)	—	(53,370)	—
Net proceeds from issuance of common units	114,212	—	2,419	—	116,631	—
Repurchase common units	(2,298)	—	—	—	(2,298)	—

Consolidated balance at December 31, 2015	$411,317	$99,158	$10,295	$—	$520,770	$—

Net income	54,794	5,052	1,256	—	61,102	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(48,820)	(10,088)	(1,253)	—	(60,161)	—
Conversion of subordinated units to common units	94,123	(94,123)	—	—	—	—

Consolidated balance at December 31, 2016	$511,413	$—	$10,297	$—	$521,710	$—

Net income	61,651	—	1,160	—	62,811	5,253
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(64,307)	—	(1,210)	—	(65,517)	(3,453)
Net proceeds from issuance of common units	119,714	—	1,232	—	120,946	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	—	87,464

Consolidated balance at December 31, 2017	$628,471	$—	$11,479	$—	$639,950	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year end December 31,
(U.S. Dollars in thousands)	2017	2016
OPERATING ACTIVITIES
Net income	$68,064	$61,102
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	71,583	56,230
Amortization of contract intangibles / liabilities	(1,089)	(1,518)
Amortization of deferred revenue	(1,487)	(1,629)
Amortization of deferred debt issuance cost	1,737	1,198
Drydocking expenditure	(6,885)	(2,595)
Income tax expense	(16)	(15)
Income taxes paid	(219)	(255)
Unrealized (gain) loss on derivative instruments	(7,391)	(5,033)
Unrealized (gain) loss on foreign currency transactions	45	93
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	62,391	(33)
Decrease (increase) in inventories	(358)	20
Decrease (increase) in other current assets	(1,724)	(110)
Decrease (increase) in accrued revenue	(540)	(1,153)
Increase (decrease) in trade accounts payable	2,195	45
Increase (decrease) in accrued expenses	142	(1,699)
Increase (decrease) prepaid revenue	1,435	3,995
Increase (decrease) in amounts due to related parties	(33,298)	(159)

Net cash provided by operating activities	154,585	108,445

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(849)	(846)
Acquisition of Tordis Knutsen (net of cash acquired)	(32,374)	(13,106)
Acquisition of Vigdis Knutsen (net of cash acquired)	(28,321)	—
Acquisition of Lena Knutsen (net of cash acquired)	(32,766)	—
Acquisition of Brasil Knutsen (net of cash acquired)	(547)	—

Net cash provided by (used in) investing activities	(94,857)	(13,952)

FINANCING ACTIVITIES
Proceeds from long-term debt	211,500	30,000
Proceeds from long-term debt from related parties	—	25,000
Repayment of long-term debt	(297,708)	(60,992)
Repayment of long-term debt from related parties	(93,369)	(24,018)
Payment of debt issuance cost	(1,241)	(174)
Cash distribution	(68,970)	(60,161)
Net proceeds from issuance of common units	120,946	—
Net proceeds from sale of Series A Convertible Preferred Units	87,464	—

Net cash provided by (used in) financing activities	(41,378)	(90,345)

Effect of exchange rate changes on cash	90	57
Net increase in cash and cash equivalents	18,440	4,091
Cash and cash equivalents at the beginning of the period	27,664	23,573

Cash and cash equivalents at the end of the period	$46,104	$27,664

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to our unitholders. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended December 31, 2017 (unaudited)	Three Months Ended September 30, 2017 (unaudited)
Net income	$18,640	$21,079
Add:
Depreciation	20,079	18,379
Other non-cash items; deferred costs amortization debt	513	469
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(11,450)	(10,560)
Distributions to Series A Convertible Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(599)	(600)
Other non-cash items; accrued income	(94)	(146)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(3,779)	(2,855)
Distributable cash flow	$21,510	$23,966
Distributions declared	$18,034	$16,379
Distribution coverage ratio (1)	1.19	1.46

(1) Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended December 31, 2017 (unaudited)	Three Months Ended September 30, 2017 (unaudited)
Net income	$18,640	$21,079
Interest income	(101)	(68)
Interest expense	9,208	8,040
Depreciation	20,079	18,379
Income tax expense	(24)	3
EBITDA	47,802	47,433
Other financial items (a)	(2,693)	(2,329)
Adjusted EBITDA	45,109	45,104

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions, including the intended acquisition of KNOT 30;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	modifications to the Norwegian Tonnage Tax regime;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2016 and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.